Exhibit 1

             IIJ's Trading Symbol Will Be Changed To IIJI


    TOKYO--(BUSINESS WIRE)--July 28, 2004--Internet Initiative Japan Inc. (IIJ,
NASDAQ: IIJIE), one of Japan's leading Internet access and comprehensive network solutions providers, announced today that it has received a written notice from Nasdaq, that due to its having made the requisite filing evidencing compliance with all requirements for continued listing on The Nasdaq National Market including timely filing of its annual report on Form 20-F for the year ended March 31, 2004 with the United States Securities Exchange Commission and Nasdaq, IIJ's securities will continue to be listed on The Nasdaq National Market. Further, effective with the open of business on Thursday, July 29, 2004, IIJ's trading symbol will be changed from IIJIE to IIJI.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJIE) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.


    CONTACT: IIJ Group Media/Investor Relations Office
             +81-3-5259-6310
             E-mail: press@iij.ad.jp
             URL: http://www.iij.ad.jp/